U.S. Securities and Exchange Commission
Washington, D.C. 20549

RECD S.E.C.
SEP 2 7 2004
1086

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBIT BY ELECTRONIC FILERS

04044013

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

Current Report on Form 8-K 2004-SL3 FOE 9/24/04
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-117232
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 24th day September 2004.

Residential Asset Mortgage Products, Inc.
(Registrant)

By: Benita Bjorgo
Name: Benita Bjorgo
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2004, that the information set forth in this statement is true and complete.

By: ____________________
(Name)
(Title)

PROCESSED
SEP 2 8 2004
THOMSON
FINANCIAL

Seasoned Mortgage Loan New Issue

RAMP Series 2004-SL3 Trust

Mortgage-Backed Pass-Through Certificates, Series 2004-SL3

$218,060,884 (Approximate)

Deleted: 9

Deleted: 3

Subject to Revision

September [8], 2004– Computational Materials

The information herein has been provided solely by Citigroup Global Markets Inc. ("Citigroup") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the Prospectus and Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect Citigroup's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, Citigroup does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. Citigroup (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to herein, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, Citigroup may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a Prospectus and, if required, a Prospectus Supplement. A final Prospectus and Prospectus Supplement may be obtained by contacting Citigroup's Syndicate Desk at (212) 723-6171. Citigroup is not acting as your advisor or agent. Prior to entering into any transaction, you should determine, without reliance upon Citigroup or its affiliates, the economic risks and merits, as well as the legal, tax and accounting characterizations and consequences of the transaction, and independently determine that you are able to assume these risks. In this regard, by acceptance of these materials, you acknowledge that you have been advised that (a) Citigroup is not in the business of providing legal, tax or accounting advice, (b) you understand that there may be legal, tax or accounting risks associated with the transaction, (c) you should receive legal, tax and accounting advice from advisors with appropriate expertise to assess relevant risks, and (d) you should apprise senior management in your organization as to the legal, tax and accounting advice (and, if applicable, risks) associated with this transaction and Citigroup's disclaimers as to these matters.

New Issue Computational Materials

$218,060,884 (Approximate)

Deleted: 9
Deleted: 3

RAMP Series 2004-SL3 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Seller and Master Servicer

September 8, 2004

Deleted: [
Deleted:]

Expected Timing:	Pricing Date:	On or about September [10], 2004
	Settlement Date:	On or about September [29], 2004
	First Payment Date:	October 25, 2004
Structure:	$218,060,983 million senior/subordinate shifting interest structure	
Cut-off Date:	September 1, 2004	

RAMP Series 2004-SL3 Trust Structure Summary

September 8, 2004

$218,060,884 (Approximate - Subject to Revision)

Characteristics of the Offered Certificates (1), (2)

Deleted: 9

Deleted: 3

Class	Amount ($)	Ratings (S&P / Fitch)	Designations	Coupon	Pricing Prepayment Speed	Interest Accrual Basis	WAL (yrs.) to Call	Pmt. Window (mos.) to Call / # of mos.	Expected Maturity to Call	Final Scheduled Maturity	Anticipated Initial Subordination	Related Loan Group(s)
A-I	31,658,000	AAA/AAA	Sr/Fixed/Pass Through	7.00%	50% CPR	30/360	1.20	1-68 / 68	May 2010	August 2016	2.20%	I
A-II	80,636,900	AAA/AAA	Sr/Fixed/Pass Through	6.50%	45% CPR	30/360	1.53	1-80 / 80	May 2011	December 2031	2.20%	II
A-III	55,221,000	AAA/AAA	Sr/Fixed/Pass Through	7.50%	50% CPR	30/360	1.32	1-69 / 69	June 2010	December 2031	2.20%	III
A-IV	42,838,000	AAA/AAA	Sr/Fixed/Pass Through	8.50%	55% CPR	30/360	1.16	1-58 / 58	July 2009	December 2031	2.20%	IV
A-I-IO	1,572,358 (3)	AAA/AAA	Sr/Interest Only/ Fixed	7.00%	--	30/360	--	--		August 2016	2.20%	I
A-I-PO	928,972	AAA/AAA	Sr/Principal Only	--	--	30/360	1.30	--		August 2016	2.20%	I
A-IO	3,642,727 (3)	AAA/AAA	Sr/Interest Only/ Fixed	7.50%	--	30/360	--	--		December 2031	2.20%	II, III, IV
A-PO	2,514,912	AAA/AAA	Sr/Principal Only	--	--	30/360	1.45	--		December 2031	2.20%	II, III, IV
R-I	50	AAA/AAA	Sr/Residual/ Fixed	6.50%	45% CPR	30/360	--	1-1 / 1	October 2004	--	2.20%	II
R-II	50	AAA/AAA	Sr/Residual/ Fixed	6.50%	45% CPR	30/360	--	1-1 / 1	October 2004	--	2.20%	II
M-1	3,279,000	AA/NA	Mezz/Variable	7.25% (4)	Blended	30/360	5.64	1-80 / 80	May 2011	December 2031	0.70%	I, II, III, IV
M-2	656,000	A/NA	Mezz/Variable	7.25% (4)	Blended	30/360	5.64	1-80 / 80	May 2011	December 2031	0.40%	I, II, III, IV
M-3	328,000	BBB/NA	Mezz/Variable	7.25% (4)	Blended	30/360	5.64	1-80 / 80	May 2011	December 2031	0.25%	I, II, III, IV
NON-OFFERED CERTIFICATES												
B-1	219,000	BB/NA	Subordinate/Variable	7.25% (4)	Blended	30/360	5.64	1-80 / 80	May 2011	December 2031	0.15%	I, II, III, IV
B-2	109,000	B/NA	Subordinate/Variable	7.25% (4)	Blended	30/360	5.64	1-80 / 80	May 2011	December 2031	0.10%	I, II, III, IV
B-3	218,848	NR/NA	Subordinate/Variable	7.25% (4)	Blended	30/360	5.64	1-80 / 80	May 2011	December 2031	0.00%	I, II, III, IV

Notes:

(1) Class sizes subject to a 10% variance.

(2) Each Certificate is illustrated as priced to the 1% optional call.

(3) The notional amount of the Class A-I-IO Certificates will be equal to (a) the aggregate principal balance of each Mortgage Loan in Loan Group I having a net mortgage rate greater than 7.00%, multiplied by (b) a fraction, the numerator of which is the weighted average of the net mortgage rates for all such mortgage loans minus 7.00%, and the denominator of which is equal to 7.00%. The initial notional amount for the Class A-I-IO Certificates will be approximately $1,572,358. The notional amount of the Class A-IO Certificates will be equal to the sum of (1) (a) the aggregate principal balance of each Mortgage Loan in Loan Group II having a net mortgage rate greater than 6.50%, multiplied by (b) a fraction, the numerator of which is the weighted average of the net mortgage rates for all such mortgage loans minus 6.50%, and the denominator of which is equal to 7.50%, (2) (a) the aggregate principal balance of each Mortgage Loan in Loan Group III having a net mortgage rate greater than 7.50%, multiplied by (b) a fraction, the numerator of which is the weighted average of the net mortgage rates for all such Mortgage Loans minus 7.50%, and the denominator of which is equal to 7.50% and (3) (a) the aggregate principal balance of each Mortgage Loan in Loan Group IV having a net mortgage rate greater than 8.50%, multiplied by (b) a fraction, the numerator of which is the weighted average of the net mortgage rates for all such Mortgage Loans minus 8.50%, and the denominator of which is equal to 7.50%. The initial notional amount for the Class A-IO Certificates will be approximately $3,642,727.

(4) The initial pass-through rate on the Class M and Class B Certificates is projected to be approximately 7.246% per annum. After the first distribution date, the per annum pass-through rate on the Class M and Class B Certificates will equal the weighted average of the pass-through rates on the related Senior Certificates (other than the Class A-I-IO, Class A-IO, Class A-I-PO and Class A-PO Certificates), weighted in proportion to the results of subtracting from the aggregate principal balance of each related loan group (other than the portion attributable to the Class A-I-PO and Class A-PO Certificates) the aggregate certificate principal balance of the related Senior Certificates (other than the Class A-I-PO and Class A-PO Certificates).

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

COLLATERAL SUMMARY (LOAN GROUPS I THROUGH IV):

Current LTV's have been calculated based on current mortgage loan balance and mortgaged property value at the time of mortgage loan origination.

Credit Scores have been updated prior to the Cut-Off Date.

All collateral information contained herein is as of the Cut-Off Date of September 1, 2004.

MORTGAGE LOANS IN THE AGGREGATE			
Agg. Scheduled Balance	$218,607,730.93	WA Original LTV	71.15%
Avg. Scheduled Balance	$212,653.43	WA Current LTV	62.75%
WAC	7.63%	WA Credit Score [(1)]	681
WAM (months)	261	Full Doc	76.34%
Seasoning (months)	71	Limited Doc	23.66%
California Concentration	32.27%		

LOAN GROUP I: 15 YEAR			
Agg. Scheduled Balance	$33,320,804.08	WA Original LTV	66.19%
Avg. Scheduled Balance	$182,080.90	WA Current LTV	43.23%
WAC	7.44%	WA Credit Score	712
WAM (months)	100	Full Doc	80.09%
Seasoning (months)	79	Limited Doc	19.91%
California Concentration	17.75%		

LOAN GROUP II: 30 YEAR, NET MORTGAGE RATES < 7.00%			
Agg. Scheduled Balance	$83,354,978.03	WA Original LTV	66.73%
Avg. Scheduled Balance	$347,312.41	WA Current LTV	61.74%
WAC	6.92%	WA Credit Score	722
WAM (months)	303	Full Doc	81.64%
Seasoning (months)	56	Limited Doc	18.36%
California Concentration	47.32%		

LOAN GROUP III: 30 YEAR, 7.00% ≤ NET MORTGAGE RATES < 8.00%			
Agg. Scheduled Balance	$57,433,220.05	WA Original LTV	73.88%
Avg. Scheduled Balance	$216,729.13	WA Current LTV	66.48%
WAC	7.81%	WA Credit Score [(1)]	662
WAM (months)	275	Full Doc	77.15%
Seasoning (months)	84	Limited Doc	22.85%
California Concentration	32.22		

LOAN GROUP IV: 30 YEAR, NET MORTGAGE RATES ≥ 8.00%			
Agg. Scheduled Balance	$44,498,728.77	WA Original LTV	79.61%
Avg. Scheduled Balance	$130,878.61	WA Current LTV	74.46%
WAC	8.89%	WA Credit Score [(1)]	606
WAM (months)	285	Full Doc	62.55%
Seasoning (months)	75	Limited Doc	37.45%
California Concentration	15.00%		

[(1)] WA Credit Score represents only those loans with available FICO scores.

TRANSACTION TERMS:

Issuer	RAMP Series 2004-SL3 Trust.
Series Name:	Mortgage-Backed Pass-Through Certificates, Series 2004-SL3.
Depositor:	Residential Asset Mortgage Products, Inc. (***"RAMP"***), an affiliate of the Master Servicer.
Master Servicer:	Residential Funding Corporation (***"RFC"***).
Subservicer:	HomeComings Financial Network, Inc. (***"HomeComings"***) will subservice approximately 40.09% of the mortgage loans as of the Cut-Off Date. HomeComings is a wholly-owned subsidiary of the Master Servicer.
Trustee:	Deutsche Bank Trust Company Americas.
Sole Underwriter:	Citigroup Global Markets Inc.
Cut-off Date:	September 1, 2004.
Closing Date:	On or about September 29, 2004.
Certificates:	Class A-I, Class A-I-IO and Class A-I-PO Certificates (the ***"Group I Certificates"***). Class A-II, Class R-I and Class R-II Certificates (the ***"Group II Certificates"***). Class A-III Certificates (the ***"Group III Certificates"***). Class A-IV Certificates (the ***"Group IV Certificates"***). Class A-IO, Class A-PO, and together with the Group I Certificates, Group II Certificates (other than the Class R-I Certificates and Class R-II Certificates), Group III Certificates, and Group IV Certificates, the ***"Class A Certificates"***. The Class A-I-PO and Class A-PO are each referred to herein as a ***"Class PO Certificate"***. The Class R-I Certificates and Class R-II Certificates are together the ***"Class R Certificates"***. The Class A Certificates and Class R Certificates are together the ***"Senior Certificates"***. Class M-1, Class M-2 and Class M-3 Certificates (the ***"Class M Certificates"***). Class B-1, Class B-2 and Class B-3 Certificates (the ***"Class B Certificates"***).
Offered Certificates:	The Senior Certificates and the Class M Certificates.
Non-Offered Certificates:	Class B Certificates.
Distribution Date:	The 25th day of each month or, if such day is not a business day, then the next succeeding business day, beginning in October 2004.
Accrual Period:	For any Distribution Date, the Offered Certificates accrue interest on a 30/360 basis during the calendar month immediately preceding that Distribution Date.
Delay Days:	24 days.

Deleted: 1

Deleted: ,

Deleted: , [Class R-I] and [Class R-II]

Deleted:

Deleted: (other than the Class R-I Certificates and Class R-II Certificates)

Optional Termination:	On any Distribution Date on which the aggregate outstanding stated principal balance of the mortgage loans as of the related determination date is less than 1% of their aggregate principal balance as of the Cut-Off Date, the Master Servicer may, but will not be required to: purchase from the trust all of the remaining mortgage loans and cause an early retirement of the certificates; or, purchase all of the certificates.
Certificate Ratings:	The Senior Certificates are expected to be rated by Standard & Poor's, a division of the McGraw-Hill Companies, Inc., (***"S&P"***) and Fitch Ratings (***"Fitch"***), and the Subordinate Certificates are expected to be rated only by S&P, in all cases with the ratings indicated above.
ERISA Eligibility:	The Class A Certificates and the Class M Certificates may be eligible for purchase by persons investing assets of employee benefit plans, individual retirement accounts or other arrangements subject to ERISA or 4975 of the Code, subject to considerations described in the prospectus supplement. The Class R Certificates generally will not be eligible for purchase by or with assets of such plans.
SMMEA:	When issued, the Class A, Class R and Class M-1 Certificates will, and the Class M-2 Certificates and Class M-3 Certificates will not, be "mortgage related securities" for the purposes of SMMEA.
Registration:	The Offered Certificates, other than the Class R Certificates, will be available in book-entry form through DTC, Clearstream and Euroclear.
Federal Tax Treatment:	The trust will make one or more REMIC elections.
Principal and Interest Advancing:	For any month, if the Master Servicer receives a payment on a mortgage loan that is less than the full scheduled payment, or if no payment is received at all, the Master Servicer will advance its own funds to cover that shortfall. However, the Master Servicer will make an advance only if it determines that the advance will be recoverable from future payments or collections on that mortgage loan.
Compensating Interest:	For any Distribution Date, the Master Servicer will cover prepayment interest shortfalls up to an amount equal to the lesser of (a) one-twelfth of 0.125% of the aggregate principal balance of the mortgage loans immediately preceding that Distribution Date and (b) the sum of the master servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date with respect to the mortgage loans.
Mortgage Loans:	The aggregate principal balance of the mortgage pool as of the Cut-Off Date is approximately $218,607,731 and consists of approximately 1,208 fixed-rate, seasoned mortgage loans secured by first liens on residential properties.
	The mortgage pool consists of four groups of mortgage loans, substantially all of which were sourced from terminated Residential Funding Mortgage Securities I, Inc. and Residential Accredit Loans, Inc. trusts, RFC's shelf registrations primarily for the securitization of Jumbo A and Alt-A mortgages, respectively. Group I is comprised of mortgage loans with an initial term to maturity of 15 years or less; Group II is comprised of mortgage loans with an initial term to maturity of up to 30 years and net mortgage rates less than 7.000%; Group III is comprised of mortgage loans with an initial term to maturity of up to 30 years and net mortgage rates equal to or greater than 7.000% and less than 8.000%; and Group IV is comprised of mortgage loans with an initial term to maturity of up to 30 years and net mortgage rates equal to or greater than 8.000%.
	NOTE: Information contained herein reflects the September 1, 2004 Cut-Off Date scheduled balances. Collateral Information contained herein is preliminary and indicative. On the Closing Date, the aggregate principal balance of the mortgage loans will equal the aggregate principal balance of the Certificates.

Deleted: and

Designation	Number of Mortgage Loans	Cut-Off Date Principal Balance
Group I	183	$33,320,804
Group II	240	$83,354,978
Group III	265	$57,433,220
Group IV	340	$44,498,729

As of August 1, 2004, the most recent date for which such information is available, none of the loans were one-month or more delinquent.As of that date 5.75% of the mortgage loans had been one-month delinquent once in the previous twelve months and 15.84% of the mortgage loans had been one-month or more delinquent more than once in the previous twelve months. A loan is considered to be "one-month" or "30 to 59 days" delinquent when a payment due on any due date remains unpaid as of the close of business on the next following monthly due date. However, since the determination as to whether a loan falls into this category is made as of the close of business on the last business day of each month, a loan with a payment due on July 1st that remained unpaid as of the close of business on July 31st would still be considered current as of July 31st. If that payment remained unpaid as of the close of business on August 31st, the loan would then be considered to be 30 to 59 days delinquent. Delinquency information presented herein as of August 1, 2004 is determined and prepared as of the close of business on the last business day immediately prior to August 1, 2004. Such delinquency information will be updated in the prospectus supplement to reflect the delinquency status as of the close of business on the last business day immediately prior to the Cut-Off Date.

Deleted: As of

Deleted: on

Deleted: have

Deleted: 51

Deleted: have

Deleted: Delinquency information presented herein as of the Cut-Off Date is determined and prepared as of the close of business on the last business day immediately prior to the Cut-Off Date

For further collateral information, see "Collateral Summary", "Collateral Details", and "Terminated Trust Historical Performance" herein.

Priority of Distributions: Distributions on the Offered Certificates will be made from available amounts in each loan group as follows:

- Distributions of interest to the related interest-bearing Senior Certificates
- Distribution of principal to the related Class PO Certificates
- Distribution of principal to the remaining classes of related Senior Certificates entitled to principal
- Payment to Master Servicer for certain unreimbursed advances
- Distribution to the Class M Certificates in the following order:
  - Interest to the Class M-1 Certificates
  - Principal to the Class M-1 Certificates
  - Interest to the Class M-2 Certificates
  - Principal to the Class M-2 Certificates
  - Interest to the Class M-3 Certificates
  - Principal to the Class M-3 Certificates

Formatted: Indent: Left: 0.61", Bulleted + Level: 1 + Aligned at: 0.25" + Tab after: 0.5" + Indent at: 0.5"

Distribution of Principal: The holders of the Senior Certificates of each group, other than the Class A-I-IO Certificates and Class A-IO Certificates, will be entitled to receive on each Distribution Date, to the extent of the portion of the related available distribution amount for such group remaining after the distribution of the related senior interest distribution amount, a distribution allocable to principal, equal to the related senior principal distribution amount and the related Class PO distribution amount in the order and priority described above.

The holders of each class of Class M Certificates will be entitled to receive payments of principal on each Distribution Date to the extent of funds available from each loan group, after payments of interest and principal to the related Senior Certificates and any class of Class M Certificates with a higher payment priority, and after payments of interest to that class of Class M Certificates in the order and priority described above.

Shifting of Interests: All principal prepayments and other unscheduled payments of principal from each loan group will be allocated to the related Senior Certificates during the first five years after the closing date. A disproportionately large portion of principal prepayments and other unscheduled payments of principal will be allocated to the related Senior Certificates during the next four years, subject to loss and delinquency tests described in the prospectus supplement. This provides additional credit enhancement for the related Senior Certificates by reserving a greater portion of the principal balance of the Class M Certificates and Class B Certificates for the absorption of losses.

All mortgagor prepayments not otherwise distributable to the related Senior Certificates will be allocated on a pro rata basis among the class of Class M Certificates with the highest payment priority then outstanding with a certificate principal balance greater than zero and each other class of Class M Certificates and Class B Certificates for which certain loss levels established for that class in the pooling and servicing agreement have not been exceeded. The related loss level on any Distribution Date would be satisfied as to any class M-2, Class M-3 or Class B Certificates, respectively, only if the sum of the current percentage interests in the mortgage pool evidenced by that class and each class, if any, subordinate thereto were at least equal to the sum of the initial percentage interests in the mortgage pool evidenced by that class and each class, if any, subordinate thereto.

Allocation of Losses/Subordination: Losses, other than excess fraud losses, excess bankruptcy losses, and excess special hazard losses, will be allocated in full first to the Class B Certificates, then to the Class M-3, Class M-2 and Class M-1 Certificates, in that order. Excess fraud losses, excess bankruptcy losses, and excess special hazard losses will be allocated to all Classes of certificates pro rata (other than a Class PO Certificate, which will bear a share of such excess loss equal to its percentage interest in the principal of the related mortgage loan.) If the certificate principal balances of the Class M Certificates and Class B *Certificates have been reduced to zero, losses on the mortgage loans in a loan group* will be allocated among the related Senior Certificates, as more fully described in the prospectus supplement.

Investors in the Senior Certificates should be aware that because the Class M Certificates and Class B Certificates represent interests in all loan groups, the certificate principal balances of the Class M Certificates and Class B Certificates could be reduced to zero as a result of a disproportionate amount of realized losses on the mortgage loans in one or more loan groups. Therefore, notwithstanding that realized losses on the mortgage loans in one loan group may only be allocated to the related Senior Certificates, the allocation to the Class M Certificates and Class B Certificates of realized losses on the mortgage loans in the other loan groups will reduce the subordination provided to such Senior Certificates by the Class M Certificates and Class B Certificates and increase the likelihood that realized losses may be allocated to such Senior Certificates.

Homeownership Act Loans:	Approximately 0.10% of the mortgage loans (the "Homeownership Act Loans") are subject to special rules, disclosure requirements and other regulatory provisions because they are subject to the Home Ownership Protection Act of 1994, or Homeownership Act. The Homeownership Act requires certain additional disclosures and other requirements on mortgages subject to the Homeownership Act. Purchasers or assignees of these Homeownership Act Loans could be exposed to all claims and defenses that the mortgagors could assert against the originators of the mortgage loans. Remedies available to the borrower include monetary penalties, as well as rescission rights. Residential Funding Corporation, as seller, will be required to repurchase or substitute for any mortgage loan that violated the Homeownership Act at the time of origination, if that violation adversely affects the interests of the certificate holders in that mortgage loan.
Weighted Average Monthly Fees:	Master servicing fee and subservicing fee of approximately: 0.30% for Group I 0.35% for Group II 0.31% for Group III 0.31% for Group IV
Net Mortgage Rate:	With respect to any mortgage loan, the mortgage rate thereon minus the rates at which the master servicing and subservicing fees are paid.

Formatted
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TERMINATED TRUST HISTORICAL PERFORMANCE (Information as of September 1, 2004)

Deal Name	S&P Rating	Moody's Rating	Fitch Rating	Issue Date	Original Pool Size	Current Pool Size	Cumulative Loss	Severity	Contribution to RAMP 2004-SL3
RFMSI I 1992-S33	X		X	10/1/1992	$ 322,581,934	$ 139,916	0.99%	35.91%	0.06%
RFMSI I 1993-S40	X		X	11/1/1993	432,489,517	8,491,726	0.16%	15.28%	3.88%
RFMSI I 1993-S45	X		X	12/1/1993	529,391,834	13,420,308	0.23%	40.05%	6.14%
RFMSI I 1994-S1	X		X	1/1/1994	533,047,439	421,981	0.08%	18.25%	0.19%
RFMSI I 1994-S5	X		X	2/1/1994	265,366,951	375,670	0.16%	17.51%	0.17%
RFMSI I 1994-S13	X		X	5/1/1994	394,067,185	514,385	0.15%	12.88%	0.24%
RFMSI I 1995-S7	X		X	5/1/1995	104,981,639	625,039	0.10%	36.01%	0.29%
RALI 1995-QS1	X	X		9/1/1995	258,459,514	114,202	1.05%	34.13%	0.05%
RFMSI I 1995-S14	X		X	9/1/1995	478,999,911	3,110,847	0.14%	19.67%	1.42%
RFMSI I 1995-S15	X		X	10/1/1995	182,156,883	2,367,607	0.02%	19.08%	1.08%
RFMSI I 1995-S16	X		X	10/1/1995	451,101,029	3,488,033	0.15%	16.41%	1.60%
RFMSI I 1995-S18	X		X	11/1/1995	140,600,866	764,468	0.00%	0.00%	0.35%
RFMSI I 1995-S17	X		X	11/1/1995	448,349,609	1,791,360	0.06%	15.02%	0.82%
RFMSI I 1995-S19	X		X	12/1/1995	119,123,708	278,966	0.23%	32.87%	0.13%
RFMSI I 1995-S21	X		X	12/1/1995	298,304,121	591,832	0.07%	8.59%	0.27%
RALI 1996-QS1 I	X	X		1/1/1996	226,567,136	317,850	1.08%	30.19%	0.15%
RFMSI I 1996-S2	X		X	1/1/1996	109,132,227	1,841,998	0.00%	0.00%	0.84%
RFMSI I 1996-S3	X		X	1/1/1996	355,544,080	1,876,426	0.01%	5.09%	0.86%
RFMSI I 1996-S1	X		X	1/1/1996	530,728,720	2,433,622	0.11%	13.66%	1.11%
RFMSI I 1996-S5	X		X	2/1/1996	119,444,685	837,085	0.00%	0.00%	0.38%
RFMSI I 1996-S4	X		X	2/1/1996	569,896,239	7,404,086	0.22%	37.87%	3.39%
RALI 1996-QS2	X	X		3/1/1996	181,911,418	224,476	0.73%	37.14%	0.10%
RFMSI I 1996-S8	X		X	3/1/1996	114,016,713	1,375,801	0.12%	20.81%	0.63%
RFMSI I 1996-S6	X		X	3/1/1996	424,466,574	1,867,631	0.15%	21.80%	0.85%
RFMSI I 1996-S7	X		X	3/1/1996	557,958,461	5,430,414	0.03%	8.19%	2.48%
RFMSI I 1996-S11	X		X	4/1/1996	115,330,006	1,194,409	0.00%	0.00%	0.55%
RFMSI I 1996-S9	X		X	4/1/1996	585,919,117	3,449,640	0.11%	17.22%	1.58%
RFMSI I 1996-S14	X		X	5/1/1996	367,497,080	118,941	0.00%	0.50%	0.05%
RFMSI I 1996-S13	X		X	5/1/1996	157,805,576	1,554,466	0.02%	64.57%	0.71%
RFMSI I 1996-S10	X		X	5/1/1996	536,050,226	2,961,115	0.09%	18.58%	1.35%
RFMSI 1996-S15	X		X	6/1/1996	505,431,107	2,139,900	0.02%	7.20%	0.98%
RFMSI I 1996-S17	X		X	7/1/1996	121,261,157	2,152,936	0.00%	0.00%	0.98%
RFMSI I 1996-S18	X		X	8/1/1996	214,178,435	3,416,719	0.02%	4.22%	1.56%
RFMSI I 1996-S19	X		X	9/1/1996	104,820,609	1,541,360	0.03%	10.72%	0.71%
RFMSI I 1996-S21	X		X	10/1/1996	104,668,839	1,186,409	0.01%	1.46%	0.54%
RFMSI I 1996-S23	X		X	11/1/1996	259,767,022	1,558,095	0.06%	11.93%	0.71%
RASC 1997-KS3 FIXED GRP I	X		X	8/1/1997	200,042,997	310,688	2.02%	45.98%	0.14%
RALI 1998-QS7 CONFORMING	X		X	6/1/1998	270,734,468	205,423	0.20%	35.85%	0.09%
RALI 1998-QS11	X		X	8/1/1998	479,943,189	162,636	0.14%	23.83%	0.07%
RALI 1998-QS12 NONCONFORMING	X		X	9/1/1998	112,044,438	1,051,000	0.12%	26.89%	0.48%
RALI 1998-QS12 CONFORMING	X		X	9/1/1998	208,041,980	3,363,368	0.24%	26.54%	1.54%
RFMSI I 1998-NS2	X		X	11/1/1998	152,229,950	309,753	0.00%	0.00%	0.14%
RFMSI I 1998-S31	X		X	12/1/1998	651,659,773	302,524	0.01%	6.85%	0.14%
RFMSI I 1998-S30	X		X	12/1/1998	521,340,221	342,714	0.09%	23.69%	0.16%
RFMSI I 1999-S1	X		X	1/1/1999	281,184,707	122,875	0.00%	0.00%	0.06%
RFMSI I 1999-S2	X		X	1/1/1999	782,440,425	862,951	0.02%	14.57%	0.39%

TERMINATED TRUST HISTORICAL PERFORMANCE (Information as of September 1, 2004) *continued*

Formatted
Formatted
Formatted

Deal Name	S&P Rating	Moody's Rating	Fitch Rating	Issue Date	Original Pool Size	Current Pool Size	Cumulative Loss	Severity	Contribution to RAMP 2004-SL3
RFMSI I 1999-S5	X		X	2/1/1999	521,952,695	349,144	0.01%	9.59%	0.16%
RFMSI I 1999-S4	X		X	2/1/1999	521,538,466	765,202	0.03%	14.92%	0.35%
RFMSI 1999-S7	X		X	3/1/1999	1,241,857,991	313,509	0.03%	15.58%	0.14%
RFMSI I 1999-S12	X		X	5/1/1999	782,470,925	219,570	0.03%	27.93%	0.10%
RFMSI I 1999-S13	X		X	5/1/1999	365,427,021	474,166	0.07%	23.14%	0.22%
RFMSI 1999-S14 GROUP I	X		X	6/1/1999	924,086,706	114,615	0.01%	3.90%	0.05%
RFMSI I 1999-S17	X		X	7/1/1999	123,205,187	5,244,518	0.00%	0.00%	2.40%
RALI 1999-QS11 NON-CONFORMING	X		X	9/1/1999	74,602,543	1,216,449	0.52%	15.98%	0.56%
RASC 1999-RS3 GRP 1 CONFORM	X	X		9/1/1999	119,817,023	2,573,031	2.48%	47.25%	1.18%
RALI 1999-QS11 CONF	X		X	9/1/1999	142,715,822	2,685,212	0.28%	29.19%	1.23%
RASC 1999-RS3 GRP2 NONCONFORM	X	X		9/1/1999	258,025,314	3,764,660	0.08%	8.48%	1.72%
RALI 1999-QS13 NON-CONF	X		X	10/1/1999	94,953,242	1,149,234	0.04%	2.16%	0.53%
RALI 1999-QS13 CONF	X		X	10/1/1999	177,992,506	3,035,273	0.38%	34.61%	1.39%
RALI 1999-QS14	X		X	11/1/1999	217,433,913	253,427	0.24%	20.22%	0.12%
RALI 1999-QS15	X		X	12/1/1999	217,369,717	3,711,465	0.37%	26.18%	1.70%
RALI 2000-QS3		X	X	3/1/2000	218,382,472	289,116	0.30%	25.30%	0.13%
2000-QS5	X		X	4/1/2000	217,106,729	677,441	0.45%	39.62%	0.31%
RALI 2000-QS6	X		X	5/1/2000	217,859,512	837,171	0.22%	21.13%	0.38%
RALI 2000-QS7	X		X	6/1/2000	245,468,654	675,101	0.09%	35.60%	0.31%
RFMSI 2000 S10	X		X	8/1/2000	339,687,563	289,632	0.00%	0.00%	0.13%
RALI 2000-QS10	X		X	9/1/2000	297,390,982	196,884	0.16%	17.81%	0.09%
RALI 2000 QS11 GROUP 2	X		X	9/1/2000	43,357,556	864,486	0.00%	0.00%	0.40%
RALI 2000-QS11 GROUP 1	X		X	9/1/2000	62,868,544	1,329,753	0.35%	44.52%	0.61%
RALI 2000-QS13 GROUP 1	X		X	11/1/2000	134,531,227	209,229	0.19%	29.12%	0.10%
2000-RZ2 FIXED	X	X		11/1/2000	175,000,110	1,833,691	0.83%	23.03%	0.84%
RALI 2000-QS14 GROUP A	X		X	12/1/2000	109,413,980	1,478,537	0.21%	27.98%	0.68%
RALI 2000-QS14 CONFORM	X		X	12/1/2000	160,342,595	2,938,143	0.33%	25.65%	1.34%
RALI 2000-QS14 NON-CONFORM	X		X	12/1/2000	160,399,759	2,955,090	0.18%	32.72%	1.35%
RALI 2001-QS1 CONF	X		X	1/1/2001	161,085,095	174,800	0.20%	35.17%	0.08%
RALI 2001-QS2 NON-CONFORM	X		X	2/1/2001	103,824,865	2,527,748	0.00%	0.00%	1.16%
RALI 2001-QS2 CONFORM	X		X	2/1/2001	111,535,439	2,796,795	0.23%	16.57%	1.28%
RALI 2001-QS3 CONFORM		X	X	3/1/2001	109,508,331	2,488,154	0.23%	21.43%	1.14%
RALI 2001-QS3 NONCONFORM		X	X	3/1/2001	212,427,176	3,569,240	0.15%	18.57%	1.63%
RFMSI 2001-S14	X	X		6/1/2001	673,830,643	1,867,617	0.00%	0.59%	0.85%
RFMSI 2001-S16	X	X		7/1/2001	153,002,909	6,303,330	0.00%	0.00%	2.88%
RFMSI 2001-S18	X		X	8/1/2001	414,453,097	386,632	0.00%	0.00%	0.18%
RFMSI 2001-S25	X		X	10/1/2001	228,472,722	413,030	0.00%	0.00%	0.19%
RFMSI 2001-S26	X	X		11/1/2001	619,806,953	31,640,320	0.02%	16.61%	14.47%
RFMSI 2001-S29	X	X		12/1/2001	571,218,120	37,133,928	0.01%	7.73%	16.99%
Other Called Pools						448,739			0.21%
Total					$	218,607,731			100.00%

* Based on September 1, 2004 scheduled balances.

Notes: Not all loans from each terminated trust will be included in RAMP 2004-SL3. There can be no assurance that the loss experience will be representative of the results that may be experienced with respect to the mortgage loans related to this transaction.

Source: Residential Funding Corporation: Monthly Statement to Certificateholders

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2004-SL3 – Collateral Characteristics (Aggregate - Loan Groups I-IV)

Credit Score Distribution of the Aggregate Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
499 or less	59	$7,896,955	3.61 %	$133,847	69.61 %
500 to 519	48	6,600,953	3.02	137,520	66.90
520 to 539	49	6,208,329	2.84	126,701	69.33
540 to 559	70	9,763,131	4.47	139,473	71.36
560 to 579	68	9,559,815	4.37	140,586	67.74
580 to 599	56	9,706,868	4.44	173,337	67.84
600 to 619	48	7,683,018	3.51	160,063	70.84
620 to 639	41	9,293,450	4.25	226,670	68.75
640 to 659	61	12,442,793	5.69	203,980	69.12
660 to 679	70	16,389,044	7.50	234,129	61.43
680 to 699	65	16,588,647	7.59	255,210	63.06
700 to 719	62	16,345,898	7.48	263,644	59.55
720 to 739	58	16,096,988	7.36	277,534	56.48
740 to 759	65	16,178,883	7.40	248,906	58.23
760 or greater	200	57,132,047	26.13	285,660	58.24
Subtotal with Credit Scores	1,020	$217,886,820	99.67 %	$213,615	62.75 %
Not Available	8	720,911	0.33	90,114	63.51
Total	**1,028**	**$218,607,731**	**100.00 %**	**$212,653**	**62.75 %**

Original Mortgage Loan Principal Balances of the Aggregate Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
100,000 or less	324	$18,457,231	8.44 %	$56,967	597	72.63 %
100,001 to 200,000	153	18,805,789	8.60	122,914	616	72.66
200,001 to 300,000	111	22,756,857	10.41	205,017	618	66.00
300,001 to 400,000	231	69,629,997	31.85	301,429	703	62.35
400,001 to 500,000	118	43,747,736	20.01	370,744	716	61.14
500,001 to 600,000	48	20,275,467	9.27	422,406	710	56.17
600,001 to 700,000	31	16,627,532	7.61	536,372	719	58.00
700,001 to 800,000	4	2,254,893	1.03	563,723	624	46.17
800,001 to 900,000	2	1,569,043	0.72	784,521	539	59.5r
900,001 to 1,000,000	6	4,483,186	2.05	747,198	742	43.05
Total	**1,028**	**$218,607,731**	**100.00 %**	**$212,653**	**681**	**62.75 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Rates of the Aggregate Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
6.000 to 6.499	7	$3,118,709	1.43 %	$445,530	735	61.60 %
6.500 to 6.999	149	51,356,493	23.49	344,674	732	59.08
7.000 to 7.499	178	54,153,578	24.77	304,234	708	58.43
7.500 to 7.999	194	40,236,289	18.41	207,404	676	60.27
8.000 to 8.499	159	28,218,813	12.91	177,477	643	66.14
8.500 to 8.999	175	26,395,946	12.07	150,834	613	70.12
9.000 to 9.499	89	8,765,862	4.01	98,493	597	76.48
9.500 to 9.999	44	3,751,489	1.72	85,261	589	78.18
10.000 to 10.499	15	1,251,908	0.57	83,461	648	84.10
10.500 to 10.999	12	944,603	0.43	78,717	652	94.29
11.000 to 11.499	2	101,475	0.05	50,738	601	89.39
11.500 to 11.999	1	112,536	0.05	112,536	750	62.00
12.000 to 12.499	1	91,914	0.04	91,914	713	42.00
12.500 to 12.999	1	31,145	0.01	31,145	540	70.00
13.000 to 13.499	1	76,970	0.04	76,970	569	75.00
Total	**1,028**	**$218,607,731**	**100.00 %**	**$212,653**	**681**	**62.75 %**

Net Mortgage Rates of the Aggregate Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
5.500 to 5.999	2	$888,805	0.41 %	$444,403	727	72.58 %
6.000 to 6.499	109	39,252,438	17.96	360,114	729	58.76
6.500 to 6.999	203	62,729,276	28.69	309,011	717	58.45
7.000 to 7.499	163	36,549,171	16.72	224,228	692	60.01
7.500 to 7.999	166	30,253,654	13.84	182,251	642	64.82
8.000 to 8.499	164	27,388,034	12.53	167,000	612	69.25
8.500 to 8.999	132	14,533,528	6.65	110,102	610	73.10
9.000 to 9.499	56	4,377,559	2.00	78,171	586	76.03
9.500 to 9.999	16	1,351,051	0.62	84,441	662	87.39
10.000 to 10.499	12	962,090	0.44	80,174	646	96.68
10.500 to 10.999	3	214,011	0.10	71,337	679	74.99
11.000 to 11.499	1	31,145	0.01	31,145	540	70.00
12.500 to 12.999	1	76,970	0.04	76,970	569	75.00
Total	**1,028**	**$218,607,731**	**100.00 %**	**$212,653**	**681**	**62.75 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Loan-to-Value Ratios of the Aggregate Loans (1)

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	80	$20,975,017	9.59 %	$262,188	730	36.06%
50.01 to 55.00	36	9,328,564	4.27	259,127	733	45.59
55.01 to 60.00	60	14,141,778	6.47	235,696	686	50.62
60.01 to 65.00	73	20,707,099	9.47	283,659	684	55.94
65.01 to 70.00	114	24,610,514	11.26	215,882	674	58.81
70.01 to 75.00	149	32,319,434	14.78	216,909	674	65.75
75.01 to 80.00	295	70,329,966	32.17	238,407	686	69.74
80.01 to 85.00	29	3,858,464	1.77	133,050	621	75.78
85.01 to 90.00	134	15,974,477	7.31	119,213	629	82.13
90.01 to 95.00	35	3,997,508	1.83	114,215	561	87.48
95.01 to 100.00	4	558,687	0.26	139,672	740	80.80
100.01to 110.00	19	1,806,223	0.83	95,064	699	103.13
Total	**1,028**	**$218,607,731**	**100.00 %**	**$212,653**	**681**	**62.75%**

(1) With respect to mortgage loans indicated as having a loan-to-value ratio at origination greater than 100%, a broker's price opinion or statistical valuation was obtained indicating that as of the cut-off date the current loan-to-value ratio was 100% or less with respect to those mortgage loans.

Current Loan-to-Value Ratios of the Aggregate Loans (1)

Current LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	230	$46,621,267	21.33	$202,701	728
50.01 to 55.00	45	13,540,282	6.19	300,895	692
55.01 to 60.00	83	23,538,695	10.77	283,599	684
60.01 to 65.00	89	22,441,677	10.27	252,154	672
65.01 to 70.00	131	29,941,269	13.70	228,559	662
70.01 to 75.00	149	34,044,330	15.57	228,485	670
75.01 to 80.00	130	28,954,015	13.24	222,723	686
80.01 to 85.00	49	6,774,490	3.10	138,255	622
85.01 to 90.00	89	9,742,806	4.46	109,470	599
90.01 to 95.00	15	1,283,438	0.59	85,563	550
100.01 to 105.00	18	1,725,461	0.79	95,859	706
Total	**1,028**	**$218,607,731**	**100.00 %**	**$212,653**	**681**

(1) With respect to mortgage loans having a current loan-to-value ratio greater than 100% as indicated in the table above, the original loan-to-value ratio was 100% or less with respect to those mortgage loans or a broker's price opinion or statistical valuation was obtained indicating that as of the cut-off date the current loan-to-value ratio was 100% or less with respect to those mortgage loans.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Geographical Distribution of Mortgaged Properties of the Aggregate Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	227	$70,539,329	32.27 %	$310,746	714	60.66 %
Texas	101	18,824,388	8.61	186,380	653	64.38
New York	77	14,856,304	6.80	192,939	654	56.98
Florida	85	13,887,605	6.35	163,384	683	64.57
Virginia	29	8,488,373	3.88	292,703	706	65.81
Maryland	30	7,629,056	3.49	254,302	676	60.18
Georgia	28	7,228,362	3.31	258,156	680	65.57
Other (1)	451	77,154,313	35.29	171,074	661	64.71
Total	**1,028**	**$218,607,731**	**100.00 %**	**$212,653**	**681**	**62.75 %**

(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.

Mortgage Loan Purpose of the Aggregate Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	474	$87,775,145	40.15 %	$185,180	672	68.76 %
Rate/Term Refinance	327	84,029,351	38.44	256,970	700	57.85
Equity Refinance	227	46,803,235	21.41	206,182	665	60.31
Total	**1,028**	**$218,607,731**	**100.00 %**	**$212,653**	**681**	**62.75 %**

Occupancy Type of the Aggregate Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	868	$202,442,228	92.61 %	$233,228	684	62.28 %
Second/Vacation	35	7,310,304	3.34	208,866	710	56.73
Non-Owner Occupied	125	8,855,198	4.05	70,842	600	78.59
Total	**1,028**	**$218,607,731**	**100.00 %**	**$212,653**	**681**	**62.75 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgaged Property Types of the Aggregate Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	729	$165,312,916	75.62 %	$226,767	682	62.04 %
Planned Unit Developments (detached)	135	35,434,351	16.21	262,477	694	62.71
Condo Low-Rise (less than 5 stories)	48	5,074,435	2.32	105,717	658	64.78
Cooperative Units	12	936,534	0.43	78,044	754	38.52
Single Family Dwelling (Two-to-Four Units)	56	5,875,752	2.69	104,924	606	77.94
Planned Unit Developments (attached)	13	2,107,260	0.96	162,097	679	69.66
Condo High-Rise (9 stories or more)	14	1,693,542	0.77	120,967	695	68.52
Townhouse	8	837,998	0.38	104,750	691	64.06
Condo Mid-Rise (5 to 8 stories)	3	297,501	0.14	99,167	528	66.68
Leasehold	1	475,350	0.22	475,350	633	87.00
Manufactured Home	8	513,677	0.23	64,210	693	69.59
Condotel	1	48,417	0.02	48,417	736	86.00
Total	**1,028**	**$218,607,731**	**100.00 %**	**$212,653**	**681**	**62.75 %**

Seasoning of the Aggregate Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
13 to 24	1	$73,762	0.03 %	$73,762	725	17.00 %
25 to 36	155	62,855,810	28.75	405,521	726	63.32
37 to 48	198	35,028,286	16.02	176,911	671	70.92
49 to 60	111	12,930,977	5.92	116,495	601	74.28
61 to 72	124	18,856,492	8.63	152,068	660	61.64
73 to 84	42	4,564,626	2.09	108,682	625	60.57
85 to 96	14	2,338,904	1.07	167,065	623	70.12
97 to 108	221	48,733,542	22.29	220,514	659	59.03
109 to 120	34	5,699,536	2.61	167,633	675	51.83
121 to 132	101	23,867,251	10.92	236,309	702	55.74
133 to 144	12	1,522,158	0.70	126,847	756	41.99
Greater than 144	15	2,136,387	0.98	142,426	642	57.94
Total	**1,028**	**$218,607,731**	**100.00 %**	**$212,653**	**681**	**62.75 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Documentation Types of the Aggregate Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	721	$166,880,074	76.34 %	$231,456	686	63.76 %
Reduced Documentation	307	51,727,657	23.66	168,494	667	59.52
Total	**1,028**	**$218,607,731**	**100.00 %**	**$212,653**	**681**	**62.75 %**

Prepayment Penalty Terms of the Aggregate Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None	972	$198,168,651	90.65 %	$203,877	676	62.57 %
60 Months	56	20,439,080	9.35	364,984	732	64.54
Total	**1,028**	**$218,607,731**	**100.00 %**	**$212,653**	**681**	**62.75 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2004-SL3 – Collateral Characteristics (Group I Loans)

Credit Score Distribution of the Group I Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
499 or less	4	$603,432	1.81 %	$150,858	34.54 %
500 to 519	5	447,745	1.34	89,549	47.29
520 to 539	7	987,539	2.96	141,077	56.97
540 to 559	9	488,500	1.47	54,278	62.04
560 to 579	4	901,696	2.71	225,424	57.42
580 to 599	5	770,558	2.31	154,112	49.51
600 to 619	4	540,574	1.62	135,143	43.11
620 to 639	5	926,586	2.78	185,317	51.37
640 to 659	5	972,264	2.92	194,453	58.78
660 to 679	15	2,709,029	8.13	180,602	41.99
680 to 699	11	2,718,781	8.16	247,162	44.60
700 to 719	13	2,507,567	7.53	192,890	38.33
720 to 739	17	3,783,899	11.36	222,582	36.46
740 to 759	19	3,239,738	9.72	170,513	38.01
760 or greater	60	11,722,897	35.18	195,382	42.79
Total	**183**	**$33,320,804**	**100.00 %**	**$182,081**	**43.23 %**

Original Mortgage Loan Principal Balances of the Group I Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
100,000 or less	48	$1,809,256	5.43 %	$37,693	625	54.80 %
100,001 to 200,000	11	1,084,438	3.25	98,585	610	56.63
200,001 to 300,000	14	1,486,296	4.46	106,164	700	31.71
300,001 to 400,000	54	11,576,529	34.74	214,380	727	44.31
400,001 to 500,000	26	6,583,885	19.76	253,226	735	44.09
500,001 to 600,000	19	5,535,645	16.61	291,350	710	40.70
600,001 to 700,000	6	2,156,987	6.47	359,498	749	40.28
700,001 to 800,000	2	860,081	2.58	430,041	634	33.86
900,001 to 1,000,000	3	2,227,687	6.69	742,562	692	39.57
Total	**183**	**$33,320,804**	**100.00 %**	**$182,081**	**712**	**43.23 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Rates of the Group I Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
6.000 to 6.499	2	$766,984	2.30 %	$383,492	739	44.80 %
6.500 to 6.999	38	8,803,979	26.42	231,684	729	47.03
7.000 to 7.499	40	10,773,221	32.33	269,331	716	43.67
7.500 to 7.999	42	6,624,586	19.88	157,728	718	37.29
8.000 to 8.499	23	3,291,779	9.88	143,121	703	33.09
8.500 to 8.999	20	2,085,035	6.26	104,252	655	47.82
9.000 to 9.499	5	280,409	0.84	56,082	586	61.36
9.500 to 9.999	8	406,962	1.22	50,870	630	68.29
10.000 to 10.499	1	79,855	0.24	79,855	675	73.00
10.500 to 10.999	1	68,866	0.21	68,866	539	75.00
11.000 to 11.499	1	31,013	0.09	31,013	669	63.00
12.500 to 12.999	1	31,145	0.09	31,145	540	70.00
13.000 to 13.499	1	76,970	0.23	76,970	569	75.00
Total	**183**	**$33,320,804**	**100.00 %**	**$182,081**	**712**	**43.23 %**

Net Mortgage Rates of the Group I Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
6.000 to 6.499	20	$ 3,912,342	11.74 %	$195,617	721	44.67 %
6.500 to 6.999	54	15,603,199	46.83	288,948	721	45.89
7.000 to 7.499	38	5,991,975	17.98	157,684	730	36.31
7.500 to 7.999	26	3,377,630	10.14	129,909	692	35.08
8.000 to 8.499	19	2,546,577	7.64	134,030	679	38.70
8.500 to 8.999	12	1,145,652	3.44	95,471	656	55.18
9.000 to 9.499	9	455,580	1.37	50,620	616	68.05
9.500 to 9.999	1	79,855	0.24	79,855	675	73.00
10.000 to 10.499	1	68,866	0.21	68,866	539	75.00
10.500 to 10.999	1	31,013	0.09	31,013	669	63.00
11.000 to 11.499	1	31,145	0.09	31,145	540	70.00
12.500 to 12.999	1	76,970	0.23	76,970	569	75.00
Total	**183**	**$33,320,804**	**100.00 %**	**$182,081**	**712**	**43.23 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Loan-to-Value Ratios of the Group I Loans [(1)]

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	25	$5,859,870	17.59 %	$234,395	717	29.12%
50.01 to 55.00	13	2,286,636	6.86	175,895	723	35.90
55.01 to 60.00	17	2,697,239	8.09	158,661	721	36.85
60.01 to 65.00	17	3,307,326	9.93	194,549	680	46.57
65.01 to 70.00	23	4,405,085	13.22	191,525	706	43.71
70.01 to 75.00	24	3,356,136	10.07	139,839	684	47.81
75.01 to 80.00	51	10,127,481	30.39	198,578	728	49.18
80.01 to 85.00	5	440,565	1.32	88,113	710	56.09
85.01 to 90.00	7	509,109	1.53	72,730	623	66.01
95.00 to 100.00	1	331,356	0.99	331,356	811	75.00
Total	**183**	**$33,320,804**	**100.00 %**	**$182,081**	**712**	**43.23%**

(1) With respect to mortgage loans indicated as having a loan-to-value ratio at origination greater than 100%, a broker's price opinion or statistical valuation was obtained indicating that as of the cut-off date the current loan-to-value ratio was 100% or less with respect to those mortgage loans.

Current Loan-to-Value Ratios of the Group I Loans [(1)]

Current LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	129	$23,118,540	69.38 %	$179,213	725
50.01 to 55.00	7	1,708,832	5.13	244,119	683
55.01 to 60.00	14	4,424,776	13.28	316,055	674
60.01 to 65.00	10	1,797,371	5.39	179,737	707
65.01 to 70.00	13	1,253,828	3.76	96,448	689
70.01 to 75.00	6	650,164	1.95	108,361	699
75.01 to 80.00	3	308,632	0.93	102,877	603
85.01 to 90.00	1	58,661	0.18	58,661	536
Total	**183**	**$33,320,804**	**100.00 %**	**$182,081**	**712**

(1) With respect to mortgage loans having a current loan-to-value ratio greater than 100% as indicated in the table above, the original loan-to-value ratio was 100% or less with respect to those mortgage loans or a broker's price opinion or statistical valuation was obtained indicating that as of the cut-off date the current loan-to-value ratio was 100% or less with respect to those mortgage loans.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Geographical Distribution of Mortgaged Properties of the Group I Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	26	$5,913,683	17.75 %	$227,449	752	37.84 %
Florida	21	4,657,419	13.98	221,782	747	47.54
Texas	25	3,976,395	11.93	159,056	673	43.37
New York	28	3,571,756	10.72	127,563	696	35.78
Georgia	7	2,236,514	6.71	319,502	664	54.33
New Jersey	17	2,197,415	6.59	129,260	718	27.71
Other (1)	59	10,767,622	32.32	182,502	703	47.60
Total	**183**	**$33,320,804**	**100.00 %**	**$182,081**	**712**	**43.23 %**

(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.

Mortgage Loan Purpose of the Group I Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	75	$12,584,310	37.77 %	$167,791	726	44.71 %
Rate/Term Refinance	77	15,796,531	47.41	205,150	704	41.73
Equity Refinance	31	4,939,962	14.83	159,354	702	44.25
Total	**183**	**$33,320,804**	**100.00 %**	**$182,081**	**712**	**43.23 %**

Occupancy Type of the Group I Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	162	$30,031,467	90.13 %	$185,379	710	42.95 %
Second/Vacation	11	2,781,319	8.35	252,847	754	42.60
Non-Owner Occupied	10	508,018	1.52	50,802	616	63.31
Total	**183**	**$33,320,804**	**100.00 %**	**$182,081**	**712**	**43.23 %**

Mortgaged Property Types of the Group I Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	127	$25,091,172	75.30 %	$197,568	707	42.77 %
Planned Unit Developments (detached)	31	6,561,306	19.69	211,655	735	45.46
Condo Low-Rise (less than 5 stories)	7	350,737	1.05	50,105	594	60.91
Cooperative Units	9	787,464	2.36	87,496	747	35.39
Single Family Dwelling (Two-to-Four Units)	4	162,247	0.49	40,562	645	36.73
Condo High-Rise (9 stories or more)	3	208,558	0.63	69,519	753	45.42
Townhouse	1	117,335	0.35	117,335	729	12.00
Planned Unit Developments (attached)	1	41,984	0.13	41,984	546	70.00
Total	**183**	**$33,320,804**	**100.00 %**	**$182,081**	**712**	**43.23 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Seasoning of the Group I Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
37 to 48	22	$6,833,664	20.51 %	$310,621	709	53.99 %
49 to 60	20	1,940,797	5.82	97,040	629	62.32
61 to 72	31	7,405,377	22.22	238,883	720	48.41
73 to 84	2	1,174,380	3.52	587,190	701	29.61
85 to 96	4	403,203	1.21	100,801	676	43.49
97 to 108	66	11,306,881	33.93	171,316	722	37.42
109 to 120	21	2,671,785	8.02	127,228	706	29.99
121 to 132	10	1,112,825	3.34	111,283	733	24.77
133 to 144	6	385,348	1.16	64,225	775	18.61
Greater than 144	1	86,544	0.26	86,544	802	20.00
Total	**183**	**$33,320,804**	**100.00 %**	**$182,081**	**712**	**43.23 %**

Mortgage Loan Documentation Types of the Group I Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	133	$26,685,928	80.09 %	$200,646	715	43.98 %
Reduced Documentation	50	6,634,876	19.91	132,698	698	40.21
Total	**183**	**$33,320,804**	**100.00 %**	**$182,081**	**712**	**43.23 %**

Prepayment Penalty Terms of the Group I Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None	181	$33,237,343	99.75 %	$183,632	712	43.20 %
60 Months	2	83,461	0.25	41,731	678	56.46
Total	**183**	**$33,320,804**	**100.00 %**	**$182,081**	**712**	**43.23 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2004-SL3 – Collateral Characteristics (Group II Loans)

Credit Score Distribution of the Group II Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
499 or less	1	$246,068	0.30 %	$246,068	64.00 %
500 to 519	2	748,345	0.90	374,173	53.89
520 to 539	2	167,591	0.20	83,796	79.54
540 to 559	4	1,116,408	1.34	279,102	71.09
560 to 579	10	2,173,316	2.61	217,332	65.01
580 to 599	5	1,307,909	1.57	261,582	58.96
600 to 619	7	1,820,296	2.18	260,042	72.21
620 to 639	8	3,238,606	3.89	404,826	66.33
640 to 659	11	3,844,985	4.61	349,544	64.92
660 to 679	20	6,062,101	7.27	303,105	60.59
680 to 699	20	7,216,517	8.66	360,826	63.24
700 to 719	21	7,934,411	9.52	377,829	61.56
720 to 739	22	8,460,903	10.15	384,586	57.93
740 to 759	18	6,328,511	7.59	351,584	56.88
760 or greater	89	32,689,011	39.22	367,292	61.83
Total	**240**	**$83,354,978**	**100.00 %**	**$347,312**	**61.74 %**

Original Mortgage Loan Principal Balances of the Group II Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
100,000 or less	16	$1,035,389	1.24 %	$64,712	679	57.29 %
100,001 to 200,000	14	1,812,725	2.17	129,480	636	66.48
200,001 to 300,000	26	5,591,907	6.71	215,073	683	63.31
300,001 to 400,000	90	30,310,977	36.36	336,789	727	64.04
400,001 to 500,000	56	23,247,529	27.89	415,134	717	62.52
500,001 to 600,000	16	7,913,308	9.49	494,582	758	59.20
600,001 to 700,000	18	10,507,621	12.61	583,757	718	58.58
700,001 to 800,000	1	680,023	0.82	680,023	729	43.00
900,001 to 1,000,000	3	2,255,499	2.71	751,833	791	46.48
Total	**240**	**$83,354,978**	**100.00 %**	**$347,312**	**722**	**61.74 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Rates of the Group II Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
6.000 to 6.499	5	$2,351,725	2.82 %	$470,345	734	67.08 %
6.500 to 6.999	111	42,552,513	51.05	383,356	733	61.57
7.000 to 7.499	114	35,804,256	42.95	314,072	707	62.02
7.500 to 7.999	10	2,646,483	3.17	264,648	738	56.04
Total	**240**	**$83,354,978**	**100.00 %**	**$347,312**	**722**	**61.74 %**

Net Mortgage Rates of the Group II Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
5.500 to 5.999	2	$888,805	1.07 %	$444,403	727	72.58 %
6.000 to 6.499	89	35,340,096	42.40	397,080	730	60.32
6.500 to 6.999	149	47,126,077	56.54	316,282	716	62.61
Total	**240**	**$83,354,978**	**100.00 %**	**$347,312**	**722**	**61.74 %**

Original Loan-to-Value Ratios of the Group II Loans (1)

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	30	$11,337,487	13.60 %	$377,916	745	39.26%
50.01 to 55.00	17	6,661,047	7.99	391,826	743	48.82
55.01 to 60.00	19	6,320,674	7.58	332,667	707	53.35
60.01 to 65.00	26	10,452,012	12.54	402,000	731	57.41
65.01 to 70.00	26	8,605,991	10.32	331,000	701	62.24
70.01 to 75.00	44	14,387,512	17.26	326,989	709	68.72
75.01 to 80.00	61	22,046,370	26.45	361,416	731	74.00
80.01 to 85.00	4	883,703	1.06	220,926	613	81.60
85.01 to 90.00	11	2,459,722	2.95	223,611	679	78.32
90.01 to 95.00	2	200,460	0.24	100,230	637	91.31
Total	**240**	**$83,354,978**	**100.00 %**	**$347,312**	**722**	**61.74%**

(1) With respect to mortgage loans indicated as having a loan-to-value ratio at origination greater than 100%, a broker's price opinion or statistical valuation was obtained indicating that as of the cut-off date the current loan-to-value ratio was 100% or less with respect to those mortgage loans.

Current Loan-to-Value Ratios of the Group II Loans (1)

Current LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	54	$17,168,901	20.60 %	$317,943	737
50.01 to 55.00	20	8,425,093	10.11	421,255	730
55.01 to 60.00	27	9,886,449	11.86	366,165	721
60.01 to 65.00	28	9,143,710	10.97	326,561	706
65.01 to 70.00	32	10,888,668	13.06	340,271	697
70.01 to 75.00	33	12,039,070	14.44	364,820	728
75.01 to 80.00	39	13,879,056	16.65	355,873	730
80.01 to 85.00	4	1,357,218	1.63	339,304	652
85.01 to 90.00	2	414,769	0.50	207,385	775
90.01 to 95.00	1	152,043	0.18	152,043	606
Total	**240**	**$83,354,978**	**100.00 %**	**$347,312**	**722**

(1) With respect to mortgage loans having a current loan-to-value ratio greater than 100% as indicated in the table above, the original loan-to-value ratio was 100% or less with respect to those mortgage loans or a broker's price opinion or statistical valuation was obtained indicating that as of the cut-off date the current loan-to-value ratio was 100% or less with respect to those mortgage loans.

Geographical Distribution of Mortgaged Properties of the Group II Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	107	$39,444,054	47.32 %	$368,636	732	59.66 %
Texas	13	4,562,495	5.47	350,961	690	69.88
Virginia	10	4,051,610	4.86	405,161	740	66.64
Maryland	10	3,360,786	4.03	336,079	710	53.92
Washington	8	3,154,513	3.78	394,314	697	64.06
Massachusetts	8	3,066,090	3.68	383,261	731	57.96
New York	11	2,948,937	3.54	268,085	678	48.12
Colorado	7	2,773,827	3.33	396,261	744	61.61
Florida	10	2,502,859	3.00	250,286	708	75.52
Other (1)	56	17,489,807	20.98	312,318	715	65.28
Total	**240**	**$83,354,978**	**100.00 %**	**$347,312**	**722**	**61.74 %**

(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.

Mortgage Loan Purpose of the Group II Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	72	$25,069,176	30.08 %	$348,183	725	70.45 %
Rate/Term Refinance	112	38,605,871	46.32	344,695	724	58.33
Equity Refinance	56	19,679,931	23.61	351,427	715	57.35
Total	**240**	**$83,354,978**	**100.00 %**	**$347,312**	**722**	**61.74 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Occupancy Type of the Group II Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	236	$81,476,249	97.75 %	$345,238	722	61.75 %
Second/Vacation	4	1,878,730	2.25	469,682	739	61.34
Total	**240**	**$83,354,978**	**100.00 %**	**$347,312**	**722**	**61.74 %**

Mortgaged Property Types of the Group II Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	191	$66,556,114	79.85 %	$348,461	723	61.08 %
Planned Unit Developments (detached)	36	13,946,656	16.73	387,407	718	64.19
Condo Low-Rise (less than 5 stories)	5	604,437	0.73	120,887	723	52.93
Planned Unit Developments (attached)	3	1,237,115	1.48	412,372	690	68.81
Condo High-Rise (9 stories or more)	3	890,647	1.07	296,882	714	67.36
Manufactured Home	1	71,591	0.09	71,591	784	65.00
Condotel	1	48,417	0.06	48,417	736	86.00
Total	**240**	**$83,354,978**	**100.00 %**	**$347,312**	**722**	**61.74 %**

Seasoning of the Group II Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
13 to 24	1	$73,762	0.09 %	$73,762	725	17.00 %
25 to 36	142	58,980,248	70.76	415,354	732	62.85
37 to 48	8	2,663,812	3.20	332,977	717	75.74
49 to 60	1	91,213	0.11	91,213	534	80.00
61 to 72	12	2,949,529	3.54	245,794	663	69.76
73 to 84	5	469,137	0.56	93,827	660	64.99
97 to 108	4	1,034,110	1.24	258,527	691	52.55
121 to 132	64	16,627,752	19.95	259,809	701	55.07
133 to 144	3	465,416	0.56	155,139	733	49.86
Total	**240**	**$83,354,978**	**100.00 %**	**$347,312**	**722**	**61.74 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Documentation Types of the Group II Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	189	$68,050,387	81.64 %	$360,055	722	63.32 %
Reduced Documentation	51	15,304,591	18.36	300,090	724	54.73
Total	**240**	**$83,354,978**	**100.00 %**	**$347,312**	**722**	**61.74 %**

Prepayment Penalty Terms of the Group II Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None	198	$65,254,268	78.28 %	$329,567	718	61.45 %
60 Months	42	18,100,710	21.72	430,969	738	62.80
Total	**240**	**$83,354,978**	**100.00 %**	**$347,312**	**722**	**61.74 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2004-SL3 – Collateral Characteristics (Group III Loans)

Credit Score Distribution of the Group III Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
499 or less	18	$2,383,459	4.15 %	$132,414	73.82 %
500 to 519	10	1,161,915	2.02	116,191	62.35
520 to 539	16	2,396,409	4.17	149,776	65.99
540 to 559	24	4,140,461	7.21	172,519	68.05
560 to 579	28	4,326,077	7.53	154,503	69.09
580 to 599	12	3,244,199	5.65	270,350	64.43
600 to 619	15	2,674,707	4.66	178,314	69.79
620 to 639	13	3,218,653	5.60	247,589	73.10
640 to 659	18	3,703,584	6.45	205,755	68.05
660 to 679	19	4,964,641	8.64	261,297	66.74
680 to 699	12	3,152,845	5.49	262,737	70.56
700 to 719	14	3,407,753	5.93	243,411	57.83
720 to 739	6	1,631,780	2.84	271,963	64.83
740 to 759	21	5,790,240	10.08	275,726	68.65
760 or greater	38	11,136,633	19.39	293,069	61.90
Subtotal with Credit Scores	264	$57,333,355	99.83 %	$217,172	66.52 %
Not Available	1	99,865	0.17	99,865	47.00
Total	**265**	**$57,433,220**	**100.00 %**	**$216,729**	**66.48 %**

Original Mortgage Loan Principal Balances of the Group III Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
100,000 or less	74	$4,268,548	7.43 %	$57,683	593	69.26 %
100,001 to 200,000	46	5,768,991	10.04	125,413	607	67.26
200,001 to 300,000	35	7,589,537	13.21	216,844	610	66.42
300,001 to 400,000	69	21,877,591	38.09	317,067	672	67.16
400,001 to 500,000	28	10,694,593	18.62	381,950	717	66.24
500,001 to 600,000	7	3,690,213	6.43	527,173	679	60.48
600,001 to 700,000	5	2,760,856	4.81	552,171	730	67.30
800,001 to 900,000	1	782,891	1.36	782,891	587	56.00
Total	**265**	**$57,433,220**	**100.00 %**	**$216,729**	**662**	**66.48 %**

Mortgage Rates of the Group III Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
7.000 to 7.499	24	$7,576,101	13.19 %	$315,671	700	62.50 %
7.500 to 7.999	142	30,965,220	53.92	218,065	662	65.55
8.000 to 8.499	97	18,499,487	32.21	190,716	645	69.74
8.500 to 8.999	1	219,409	0.38	219,409	672	67.00
9.500 to 9.999	1	173,003	0.30	173,003	706	60.00
Total	**265**	**$57,433,220**	**100.00 %**	**$216,729**	**662**	**66.48 %**

Net Mortgage Rates of the Group III Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
7.000 to 7.499	125	$30,557,196	53.20 %	$244,458	685	64.66 %
7.500 to 7.999	140	26,876,024	46.80	191,972	636	68.56
Total	**265**	**$57,433,220**	**100.00 %**	**$216,729**	**662**	**66.48 %**

Original Loan-to-Value Ratios of the Group III Loans [(1)]

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	18	$3,395,659	5.91 %	$188,648	715	36.98%
50.01 to 55.00	3	232,182	0.40	77,394	608	48.21
55.01 to 60.00	11	3,072,587	5.35	279,326	657	54.97
60.01 to 65.00	19	4,648,356	8.09	244,650	641	56.55
65.01 to 70.00	30	5,919,856	10.31	197,329	655	60.26
70.01 to 75.00	38	8,279,676	14.42	217,886	654	65.54
75.01 to 80.00	98	25,075,812	43.66	255,876	671	72.01
80.01 to 85.00	8	1,330,066	2.32	166,258	650	75.77
85.01 to 90.00	27	4,086,603	7.12	151,356	649	79.66
90.01 to 95.00	12	1,311,661	2.28	109,305	571	84.60
100.01to 105.00	1	80,762	0.14	80,762	550	94.00
Total	**265**	**$57,433,220**	**100.00 %**	**$216,729**	**662**	**66.48%**

(1) With respect to mortgage loans indicated as having a loan-to-value ratio at origination greater than 100%, a broker's price opinion or statistical valuation was obtained indicating that as of the cut-off date the current loan-to-value ratio was 100% or less with respect to those mortgage loans.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Current Loan-to-Value Ratios of the Group III Loans [1]

Current LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	34	$5,420,035	9.44 %	$159,413	722
50.01 to 55.00	10	1,886,782	3.29	188,678	592
55.01 to 60.00	28	7,406,965	12.90	264,534	661
60.01 to 65.00	30	6,594,948	11.48	219,832	669
65.01 to 70.00	40	10,573,560	18.41	264,339	650
70.01 to 75.00	60	13,513,125	23.53	225,219	663
75.01 to 80.00	31	7,918,527	13.79	255,436	676
80.01 to 85.00	17	2,543,670	4.43	149,628	623
85.01 to 90.00	12	1,327,621	2.31	110,635	579
90.01 to 95.00	3	247,987	0.43	82,662	516
Total	**265**	**$57,433,220**	**100.00 %**	**$216,729**	**662**

(1) With respect to mortgage loans having a current loan-to-value ratio greater than 100% as indicated in the table above, the original loan-to-value ratio was 100% or less with respect to those mortgage loans or a broker's price opinion or statistical valuation was obtained indicating that as of the cut-off date the current loan-to-value ratio was 100% or less with respect to those mortgage loans.

Geographical Distribution of Mortgaged Properties of the Group III Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	63	$18,504,767	32.22 %	$293,726	694	66.27 %
Texas	26	4,891,963	8.52	188,152	655	68.58
New York	14	3,755,436	6.54	268,245	675	63.39
Maryland	10	2,756,517	4.80	275,652	651	67.37
Michigan	11	2,512,507	4.37	228,410	629	69.99
Virginia	8	2,230,493	3.88	278,812	707	67.57
Other (1)	133	22,781,537	39.67	171,290	635	66.12
Total	**265**	**$57,433,220**	**100.00 %**	**$216,729**	**662**	**66.48 %**

(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.

Mortgage Loan Purpose of the Group III Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	123	$24,497,489	42.65 %	$199,167	658	69.74 %
Rate/Term Refinance	90	22,358,893	38.93	248,432	685	64.75
Equity Refinance	52	10,576,838	18.42	203,401	624	62.60
Total	**265**	**$57,433,220**	**100.00 %**	**$216,729**	**662**	**66.48 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Occupancy Type of the Group III Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	240	$54,602,245	95.07 %	$227,509	664	66.24 %
Second/Vacation	8	1,602,248	2.79	200,281	615	68.65
Non-Owner Occupied	17	1,228,727	2.14	72,278	639	74.62
Total	**265**	**$57,433,220**	**100.00 %**	**$216,729**	**662**	**66.48 %**

Mortgaged Property Types of the Group III Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	185	$42,719,487	74.38 %	$230,916	658	66.65 %
Planned Unit Developments (detached)	44	10,316,056	17.96	234,456	672	67.49
Condo Low-Rise (less than 5 stories)	15	1,859,172	3.24	123,945	696	52.87
Cooperative Units	1	67,131	0.12	67,131	786	62.00
Single Family Dwelling (Two-to-Four Units)	7	971,826	1.69	138,832	660	61.48
Planned Unit Developments (attached)	3	332,623	0.58	110,874	668	73.50
Condo High-Rise (9 stories or more)	4	111,564	0.19	27,891	587	71.76
Townhouse	4	532,736	0.93	133,184	689	67.20
Leasehold	1	475,350	0.83	475,350	633	87.00
Manufactured Home	1	47,276	0.08	47,276	608	63.00
Total	**265**	**$57,433,220**	**100.00 %**	**$216,729**	**662**	**66.48 %**

Seasoning of the Group III Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
25 to 36	13	$3,875,563	6.75 %	$298,120	624	70.50 %
37 to 48	36	11,559,413	20.13	321,095	696	67.89
49 to 60	7	1,419,107	2.47	202,730	604	79.75
61 to 72	50	4,993,310	8.69	99,866	610	67.93
73 to 84	27	2,323,931	4.05	86,072	600	71.24
85 to 96	3	321,051	0.56	107,017	616	78.02
97 to 108	96	24,905,907	43.36	259,437	658	64.65
109 to 120	7	1,999,584	3.48	285,655	689	69.44
121 to 132	24	5,503,876	9.58	229,328	703	61.98
133 to 144	2	531,479	0.93	265,739	781	51.26
Total	**265**	**$57,433,220**	**100.00 %**	**$216,729**	**662**	**66.48 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Documentation Types of the Group III Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	182	$44,310,634	77.15 %	$243,465	666	67.82 %
Reduced Documentation	83	13,122,586	22.85	158,103	648	61.97
Total	**265**	**$57,433,220**	**100.00 %**	**$216,729**	**662**	**66.48 %**

Prepayment Penalty Terms of the Group III Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None	260	$55,774,813	97.11 %	$214,519	660	66.16 %
60 Months	5	1,658,407	2.89	331,681	725	77.38
Total	**265**	**$57,433,220**	**100.00 %**	**$216,729**	**662**	**66.48 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2004-SL3 – Collateral Characteristics (Groups IV)

Credit Score Distribution of the Groups IV Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
499 or less	36	$4,663,996	10.48 %	$129,555	72.30 %
500 to 519	31	4,242,949	9.53	136,869	72.51
520 to 539	24	2,656,790	5.97	110,700	76.30
540 to 559	33	4,017,762	9.03	121,750	75.99
560 to 579	26	2,158,725	4.85	83,028	72.08
580 to 599	34	4,384,202	9.85	128,947	76.22
600 to 619	22	2,647,442	5.95	120,338	76.61
620 to 639	15	1,909,605	4.29	127,307	73.92
640 to 659	27	3,921,961	8.81	145,258	76.80
660 to 679	16	2,653,273	5.96	165,830	73.23
680 to 699	22	3,500,504	7.87	159,114	70.28
700 to 719	14	2,496,168	5.61	178,298	76.82
720 to 739	13	2,220,406	4.99	170,800	78.95
740 to 759	7	820,394	1.84	117,199	75.00
760 or greater	13	1,583,506	3.56	121,808	72.94
Subtotal with Credit Scores	333	$43,877,683	98.60 %	$131,765	74.58 %
Not Available	7	621,046	1.40	88,721	66.16
Total	**340**	**$44,498,729**	**100.00 %**	**$130,879**	**74.46 %**

Original Mortgage Loan Principal Balances of the Groups IV Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
100,000 or less	186	$11,344,037	25.49 %	$60,989	586	78.13 %
100,001 to 200,000	82	10,139,635	22.79	123,654	617	78.55
200,001 to 300,000	36	8,089,118	18.18	224,698	566	73.75
300,001 to 400,000	18	5,864,900	13.18	325,828	655	71.24
400,001 to 500,000	8	3,221,729	7.24	402,716	666	69.11
500,001 to 600,000	6	3,136,301	7.05	522,717	628	70.77
600,001 to 700,000	2	1,202,068	2.70	601,034	656	63.41
700,001 to 800,000	1	714,789	1.61	714,789	513	64.00
800,001 to 900,000	1	786,151	1.77	786,151	492	63.00
Total	**340**	**$44,498,729**	**100.00 %**	**$130,879**	**606**	**74.46 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Rates of the of the Groups IV Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
8.000 to 8.499	39	$6,427,547	14.44 %	$164,809	605	72.69 %
8.500 to 8.999	154	24,091,503	54.14	156,438	609	72.08
9.000 to 9.499	84	8,485,453	19.07	101,017	597	76.98
9.500 to 9.999	35	3,171,524	7.13	90,615	578	80.44
10.000 to 10.499	14	1,172,053	2.63	83,718	646	84.86
10.500 to 10.999	11	875,737	1.97	79,612	661	95.80
11.000 to 11.499	1	70,462	0.16	70,462	571	101.00
11.500 to 11.999	1	112,536	0.25	112,536	750	62.00
12.000 to 12.499	1	91,914	0.21	91,914	713	42.00
Total	**340**	**$44,498,729**	**100.00 %**	**$130,879**	**606**	**74.46 %**

Net Mortgage Rates of the Groups IV Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
8.000 to 8.499	145	$24,841,457	55.83 %	$171,320	605	72.38 %
8.500 to 8.999	120	13,387,876	30.09	111,566	606	74.64
9.000 to 9.499	47	3,921,979	8.81	83,446	582	76.96
9.500 to 9.999	15	1,271,195	2.86	84,746	661	88.29
10.000 to 10.499	11	893,224	2.01	81,202	654	98.35
10.500 to 10.999	2	182,998	0.41	91,499	681	77.02
Total	**340**	**$44,498,729**	**100.00 %**	**$130,879**	**606**	**74.46 %**

Original Loan-to-Value Ratios of the Groups IV Loans (1)

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	7	$382,000	0.86 %	$54,571	608	39.08%
50.01 to 55.00	3	148,700	0.33	49,567	529	46.04
55.01 to 60.00	13	2,051,278	4.61	157,791	616	53.82
60.01 to 65.00	11	2,299,406	5.17	209,037	563	61.52
65.01 to 70.00	35	5,679,582	12.76	162,274	625	63.82
70.01 to 75.00	43	6,296,110	14.15	146,421	616	68.81
75.01 to 80.00	85	13,080,303	29.39	153,886	602	74.12
80.01 to 85.00	12	1,204,130	2.71	100,344	563	78.73
85.01 to 90.00	89	8,919,043	20.04	100,214	607	85.24
90.01 to 95.00	21	2,485,387	5.59	118,352	550	88.70
95.01 to 100.00	3	227,331	0.51	75,777	636	89.27
100.01to 110.00	18	1,725,461	3.88	95,859	706	103.55
Total	**340**	**$44,498,729**	**100.00 %**	**$130,879**	**606**	**74.46%**

(1) With respect to mortgage loans indicated as having a loan-to-value ratio at origination greater than 100%, a broker's price opinion or statistical valuation was obtained indicating that as of the cut-off date the current loan-to-value ratio was 100% or less with respect to those mortgage loans.

The information herein will be superseded in its entirety by the final prospectus and prospectus supplement relating to the securities. THIS PAGE MUST BE ACCOMPANIED BY A DISCLAIMER. IF YOU DID NOT RECEIVE SUCH A DISCLAIMER, PLEASE CONTACT YOUR CITIGROUP GLOBAL MARKETS REPRESENTATIVE.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Current Loan-to-Value Ratios of the Groups IV Loans [1]

Current LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	13	$913,790	2.05 %	$70,292	634
50.01 to 55.00	8	1,519,574	3.41	189,947	612
55.01 to 60.00	14	1,820,504	4.09	130,036	593
60.01 to 65.00	21	4,905,648	11.02	233,602	601
65.01 to 70.00	46	7,225,212	16.24	157,070	621
70.01 to 75.00	50	7,841,971	17.62	156,839	589
75.01 to 80.00	57	6,847,801	15.39	120,137	611
80.01 to 85.00	28	2,873,603	6.46	102,629	606
85.01 to 90.00	74	7,941,756	17.85	107,321	594
90.01 to 95.00	11	883,408	1.99	80,310	550
100.01 to 105.00	18	1,725,461	3.88	95,859	706
Total	**340**	**$44,498,729**	**100.00 %**	**$130,879**	**606**

(1) With respect to mortgage loans having a current loan-to-value ratio greater than 100% as indicated in the table above, the original loan-to-value ratio was 100% or less with respect to those mortgage loans or a broker's price opinion or statistical valuation was obtained indicating that as of the cut-off date the current loan-to-value ratio was 100% or less with respect to those mortgage loans.

Geographical Distribution of Mortgaged Properties of the Groups IV Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	31	$6,676,824	15.00 %	$215,381	627	71.25 %
Texas	37	5,393,535	12.12	145,771	606	71.42
Florida	40	5,050,754	11.35	126,269	617	73.34
New York	24	4,580,176	10.29	190,841	587	73.95
Arizona	22	2,189,200	4.92	99,509	626	73.51
Illinois	16	1,806,927	4.06	112,933	586	77.33
Virginia	7	1,380,936	3.10	197,277	577	70.61
Georgia	10	1,344,007	3.02	134,401	598	74.48
Other (1)	153	16,076,369	36.13	105,074	603	77.44
Total	**340**	**$44,498,729**	**100.00 %**	**$130,879**	**606**	**74.46 %**

(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.

Mortgage Loan Purpose of the Groups IV Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	204	$25,624,170	57.58 %	$125,609	606	77.96 %
Rate/Term Refinance	48	7,268,055	16.33	151,418	616	69.12
Equity Refinance	88	11,606,504	26.08	131,892	602	70.07
Total	**340**	**$44,498,729**	**100.00 %**	**$130,879**	**606**	**74.46 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Occupancy Type of the Groups IV Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	230	$36,332,268	81.65 %	$157,966	608	73.50 %
Second/Vacation	12	1,048,007	2.36	87,334	654	67.73
Non-Owner Occupied	98	7,118,453	16.00	72,637	593	80.36
Total	**340**	**$44,498,729**	**100.00 %**	**$130,879**	**606**	**74.46 %**

Mortgaged Property Types of the Groups IV Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	226	$30,946,143	69.54 %	$136,930	604	73.37 %
Planned Unit Developments (detached)	24	4,610,333	10.36	192,097	607	72.09
Condo Low-Rise (less than 5 stories)	21	2,260,090	5.08	107,623	619	78.35
Cooperative Units	2	81,939	0.18	40,969	792	49.37
Single Family Dwelling (Two-to-Four Units)	45	4,741,678	10.66	105,371	593	82.72
Planned Unit Developments (attached)	6	495,537	1.11	82,589	668	69.17
Condo High-Rise (9 stories or more)	4	482,773	1.08	120,693	657	79.91
Townhouse	3	187,926	0.42	62,642	672	87.69
Condo Mid-Rise (5 to 8 stories)	3	297,501	0.67	99,167	528	66.68
Manufactured Home	6	394,809	0.89	65,801	686	71.21
Total	**340**	**$44,498,729**	**100.00 %**	**$130,879**	**606**	**74.46 %**

Seasoning of the Groups IV Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
37 to 48	132	$13,971,397	31.40 %	$105,844	623	80.78 %
49 to 60	83	9,479,860	21.30	114,215	596	75.85
61 to 72	31	3,508,275	7.88	113,170	602	73.78
73 to 84	8	597,179	1.34	74,647	526	76.45
85 to 96	7	1,614,650	3.63	230,664	611	75.19
97 to 108	55	11,486,645	25.81	208,848	594	68.69
109 to 120	6	1,028,167	2.31	171,361	569	74.32
121 to 132	3	622,797	1.40	207,599	660	73.85
133 to 144	1	139,916	0.31	139,916	686	45.00
Greater than 144	14	2,049,843	4.61	146,417	635	59.55
Total	**340**	**$44,498,729**	**100.00 %**	**$130,879**	**606**	**74.46 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Documentation Types of the Groups IV Loans

Documentation Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	217	$27,833,125	62.55 %	$128,263	599	77.33 %
Reduced Documentation	123	16,665,604	37.45	135,493	618	69.67
Total	**340**	**$44,498,729**	**100.00 %**	**$130,879**	**606**	**74.46 %**

Prepayment Penalty Terms of the Groups IV Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None	333	$43,902,226	98.66 %	$131,839	607	74.35 %
60 Months	7	596,502	1.34	85,215	569	82.78
Total	**340**	**$44,498,729**	**100.00 %**	**$130,879**	**606**	**74.46 %**